Filed by Apollo Global Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd.

Excerpts from Apollo Global Management, Inc.’s Q3 2021 Earnings Call held on November 2, 2021

Below are excerpts from the transcript of Apollo Global Management, Inc.’s Q3 2021 Earnings Call, which was held on November 2, 2021.

Marc Rowan

Thank you, Noah. Good morning. It’s my pleasure to start by outlining another quarter of very strong results. DE for the quarter was $1.71 per share our highest quarter on record. FRE of $300 million or $0.68 a share, very strong performance. FRE for the first nine-months $2.01 per share, up 16% year-over-year for the same period. And as you will hear from Scott, we're seeing strong momentum across all fronts whether it's investment, deployment, realization, or fundraising.

Year-to-date organic Athene inflows plus third-party fundraising were $44 billion and we expect them to exceed $55 billion for the year. Importantly, this will be a record year of organic growth at Athene. And equally, as important, this will be a record year of fundraising in a non-flagship year for Apollo. And this again is despite headwinds from the end of 2020. We are well-positioned to execute on our long-term targets and deliver for our shareholders.

Let me now pivot from the quarter and focus on next year and the next five years. Two weeks ago, many of you endured five hours of us walking you through our strategic plan. We enjoyed the opportunity to share our roadmap and to show you how we are positioned to drive the business forward. Rather than rehearse or repeat five hours' worth of material for those who are interested, let's hit the cliff notes.

We're in a growth business driven by the need for retirement income in an anemic market. Our addressable market is the largest among our alternative peers focused in particular on fixed income replacement. Athene is a competitive differentiator and a growth accelerant. Our model is highly capital efficient and I will focus a little bit on this quarter's activities and show you just how efficient and we have the strong momentum behind a fully aligned industry-leading team and continue to add amazing talent.

A reminder, our business is not about just scale, it is not about AUM, it is about delivering excess return per unit of risk to our clients. That is the promise of alternatives, and so long as we do that we will continue to grow, and the reminder to everyone in our firm is that AUM growth is the reward for good performance it is not the goal.

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As many of you took away from the five hour dialogue, our plan embeds three key bets. One an expansion into retail following the democratization of finance. The second, growth in capital solutions. And the third, direct origination, and scaling of direct origination from roughly $80 billion on an annual basis run rate this year to a $150 billion five years out. Well, progress was made against all three objectives. This quarter was all about origination with numerous platform additions within our ecosystem. The team led by Chris Edson is laser-focused on continuing to scale our origination, which ultimately is one of the drivers of growth in our fixed income replacement business and our yield business.

Just to highlight three additions to our ecosystem announced or closed this quarter. The first was MaxCap. MaxCap is an Australian CRE financier and fund manager. The second is Newfi. Newfi is a technology-driven multi-channel mortgage lender. And the third is Wheels, which will be merged with our existing Donlen fleet platform creating a combined fleet business with 5 billion proforma assets and 550,000 customers. Each of these three will drive significant amounts of investment-grade, private, and spread enhancing origination. Origination and the ability to find spread without taking on increased risk is the driver to success in our yield business.

Importantly, none of the capital to add to these three platforms or to acquire these three platforms was required from the Apollo Holding Company. As many of you who tuned in to our Investor Day understand, we run an incredibly capital efficient business and are able to scale these origination platforms without capital from the holding company leaving us free to deploy that capital toward growth initiatives or to return to shareholders.

Scott Kleinman

As we communicated at Investor Day, we expect to raise approximately $23 billion of third party capital for full year '21, which implies a pickup in fourth quarter fundraising levels. The near-term fundraising pipeline includes fundraising for Accord+, EPF IV and Revolver II. Additionally, with Rind IX 75% committed as of quarter-end. We expect to launch the formal fundraising process for Fund X in the first quarter of 2022.

In conclusion, we're encouraged by the progress we've already made to execute on our vision for tomorrow's Apollo. As Marc emphasized, we're continuing to build out our origination ecosystem to capitalize on a larger fixed-income addressable market. The upcoming merger with Athene is key to this strategy, especially as a provider of a growing stream of low-cost funding.

Martin Kelly

As we discussed at Investor Day with an increasing focus on building and leveraging our capital solutions capabilities, you should expect the annual revenue contribution from transaction and advisory fees to increase meaningfully over the coming years. Fee-related performance fees rose $12 million, sequentially. As a reminder, these fees represent

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incentive-based fees from platforms or permanent capital vehicles, including Redding Ridge, the public BDC we manage and Midcap.

The third quarter level is a reasonable approximation for the quarterly revenue we expect going forward. Fee-related expenses were relatively flat sequentially despite continued hiring due to start date timing. We expect fee-related expenses, both comp and non-comp costs, to increase in the fourth quarter related to this elevated hiring trend in line with our full year 2021 margin target of approximately 54%. We expect the place of headcount and compensation growth to normalize as we move through 2022 and the accelerated investments fund is fully incorporated into our run rate.

As we explained in Investor Day, we are focused on completing a significant compensation reset that will create better alignment with investment performance and drive our future FRE compensation ratio downward. These changes will create strong alignment with shareholders and serve to increase our highest value earnings trends.

As a result of this reset, we expect to experience an accelerated stock-based compensation charge around the time of the merger closes. This number was reflected in the pro forma share count of approximately 600 million total shares we presented at Investor Day and does not change any of our forward earnings goals. We expect this non-cash item will impact our GAAP net income, but not our operating results.

[…]

We expect the fourth quarter dividend paid in February to reflect our new dividend policy of $0.40 per quarter or $1.60 per year. Our net balance sheet value in the third quarter increased to $5.1 billion up from $4.8 billion in the second quarter, and our cash on hand increased to $2.1 billion. Additionally, we expect to exceed the $4 DE per share guidance for 2021 that we communicated on our prior earnings call in light of the $3.51 DE per share we reported year-to-date.

I'd like to wrap up our prepared remarks by reiterating how much we all enjoyed the opportunity to outline our strategic vision and financial targets at a recent Investor Day. We feel confident in achieving our base plan over the next five years, which includes growing fee-related revenue by 2.25x driven by growth in AUM and capital solutions, FRE by 2.5x due to positive operating leverage, and SRE by 1.75x as the retirement services platforms continue to scale with the benefit of third party capital.

Overall our goal is to more than double our DE to more than $9 per share by 2026 even before driving accretion from investing $5 billion of growth capital or executing share repurchases. We hope our strong Q3 results provide you early confidence in our ability to execute on this plan with trailing 12-month FRE and DE, up 16% and 81% year-over-year, respectively. While certain quarterly or annual periods may show lower or higher growth, particularly as we wrap up our accelerated investments across the platform, we remain confident in our ability to deliver on our goal of 18% compound growth in FRE and 60% plus margins over the next five years.

Q: Michael Cyprys

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Hey. Good morning. Thanks for taking the question. Just wanted to come back to some of the strategic mandate wins that you alluded to earlier. I think this was an incredible. Just hope you can maybe, give us an update on how much capital you manage and some of these strategic mandates today, and maybe, if you can elaborate on where you're seeing some of the strengths of flows coming into these mandates. And if you could just also talk about how you think about scaling these sort of customized mandates over time?

A: Marc Rowan

It's Marc. I'll expand on it for one second. Martin is right. He has given you all the numbers. But let me kind of describe what it is we're trying to do. A strategic mandate definitionally, is with a large account, who's prepared to invest across the platform. But what is it they're trying to achieve, really what they're trying to achieve is alignment? And so we are pro forma for the merger with Athene, an immense investor in our own products. There is nothing more comforting for another large strategic account than to have us invested side-by-side. I think you will see us more and more emphasized the notion of alignment, both in the fixed income area and increasingly in the in the equity area as no other firm will have the kind of alignment and therefore investment in product side by side with our clients that we will perform.

Q: Glenn Schorr

Hi. Thanks very much. So, I just want to dig into the expansion into retail. For you all, I wouldn't mind getting a little bit more about what you think in terms of product development. You've mentioned half-joking A cred, but talk timing, focus and key attributes that will differentiate your products there. And then just while we have it, I'll just give my follow-up as well. Since Investor Day, we see two deals and I would just describe them as traditional asset managers buying their way into the alternatives, where they have retail distribution and navigating product. I'm curious to get your thoughts on that reverse commute as opposed to U.S. product building out distribution. Thank you.

A: Marc Rowan

Sure. So, I'll take the first part of that. So, as we described on Investor Day, we are in the midst of dramatically building out our retail capabilities. By year end, we'll have about 30 professionals on our way to about 100 over the next couple of years. That's going to really help us move a number of products, both purpose-built for retail type products as well as further driving retail components of our traditional institutional products, the one of the first products coming to market is our private BDC, which will be fully in the market by the beginning of the year. That's going to be our expectation, one of our flagship retail products given the strength of our credit capabilities. But over the course of the year, we're going to have a few other products coming out as well. So, we're incredibly optimistic on what our retail capabilities will be and the product development behind it.

First, thanks for tuning in after suffering through five hours. But I guess, I'd give you the following perspective. The thing that's in short supply is assets. Yes, building (inaudible

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is assets. Yes, building out and reaching a retail channel is -- requires effort and requires infrastructure. But ultimately, every asset that offers a good risk reward has a home. There is no shortage of capital to find those assets. To reach a retail audience, one needs the retail audience to accept some amount of a liquidity that is ultimately, what moving into an alternative is. Increasingly, we've seen better acceptance of high net worth and retail investors of this amount of illiquidity whether it's a private BDC, a private REIT, or a true alternative in terms of the equity area.

The big firms, the traditional asset managers that are buying -- in many ways, are simply validating what's there, which is the traditional markets cannot offer sustainable alpha and sustainable outperformance. And so they are recognizing that they have to go and purchase that. Ultimately, this trend, the ability of a retail firm to distribute these products will depend in part on their -- the capacity of their retail system. Many of these traditional retail systems are not set up to offer illiquid products. And so everyone is essentially building toward this market in retail. But I come back to the place I started. Generating assets that offer attractive risk rewards is ultimately, the key to success. They will go to retail, they will go to institutional, they will go to capital solutions, they will go to retirement services balance sheets and we want to serve all of those. We currently serve three of those very well and we're building on the fourth.

Q: Patrick Davitt

Hey. Good morning. On Australia, you mentioned MaxCap in the prepared remarks and I think there's -- you've hired a bunch of other senior origination type people there this week. Could you update us on the opportunity there to maybe, build something like that the unit its feels like you're starting to build a portfolio of origination capability there, perhaps specifically for something similar. So, any thoughts around what the opportunity there is and could we start thinking about this being something like a theme in Australia?

A: Marc Rowan

Yes. Look as we highlighted at Investor Day. Asia is probably the biggest untapped market for us on the retirement services side, massive market, very fragmented, different regulatory environments. So, it really plays to the strengths of Apollo. We've started entering that market in a few different ways. We've made investments in a couple of large established retirement service platforms over there. We've also been entering into a number of flow reinsurance agreements in Asia as well as another way to play to our strength. I think over time, you'll see more activity out of us in this both on the asset and liability side and could ultimately, create a consolidated platform for ourselves. But right now, the strategy is really getting into the market through some well-established players.

Q: Alexander Blostein

Thanks for the question. Good morning, guys. Scott, as you embark on Fund10, it sounds like first quarter, you guys going to begin to fundraising? Can you maybe talk us through your latest thinking about sizing and what you started to hear from LPs? How much of

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the fund you expect ultimately be re-ups from existing will be used versus some new folks? Just general thoughts around how you expect this fund to unfold. Thanks.

A: Scott Kleinman

Yes, sure. So, as you can imagine, I've been out as others have talking to LPs over the last couple of months, and feedback is incredibly strong. So, I'm feeling very confident going into the fundraise early next year. The backdrop of demand is incredibly strong in the alternative space particularly in private equity, and we have thankfully been posting really good performance.

So, all those things really point towards a very robust fundraise. We're not sort of giving a specific numbers, but we'd expect the fundraise to be at least as large as the current fund, the $25 billion. So like I said, feel really good about that. Look as far as the mix -- each of our last several funds have been about 80%, re-ups 20% new investors, based on our relationship building that probably feels like a good number. But ultimately, we'll see over the next couple of quarters.

Q: Gerald O’Hara

Okay. Thanks for taking the question. I think, in the prepared remarks, you all mentioned, a kind of a pickup in 4Q fundraising. I was kind of hoping you might be able to flush that out a little bit. And also, I guess as we think about moving into next year beyond Fund 10, what -- kind of what you're looking for to drive fundraising efforts. Thank you.

A: Marc Rowan

Sure. So, as I alluded to in the comments, we have a number of funds expecting closes in the fourth quarter. So, things like EPF is going to have its first sizable, first close accord plus hybrid value. We'll have another close. So, just a number of variety of different funds across the PE hybrid and yield platforms. Next year, as you can imagine, a big part of the focus in the first part of the year will be our Fund 10 flagship, but EPF, an impact plus in several of our credit products will be having fundraisers going on as well throughout the year.

Q: Brian McKenna

Hi. This is Brian McKenna for Devin. So, at the Investor Day, you spoke at length about the opportunity within fintech and how you can leverage this to drive a number of benefits and efficiencies across the platform. This might be difficult to answer, but is there any way to quantify the impact of this longer term specifically, as it relates to revenues and expenses?

A: Marc Rowan

In short, no. I think it is difficult, I think as I mentioned on -- it's Marc by the way, as we mentioned on Investor Day, this is a multi-pronged opportunity. And the easiest is to understand is cost. Obviously, moving securitizations from their current form to block

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chain is an information advantage and a cost advantage. It's AUM providing our capacity to accept large amounts of committed yield in the origination area to fintech challengers should be a source of AUM growth and it takes up a considerable amount of our time, investing in and benefiting from the fintech ecosystem with us as a large customer and as a large financial institution is also part of the playbook. But I think you should think about this very holistically.

Technology is going to impact every part of our business. Ultimately, you'll see it probably first in capital solutions, which is the business that Craig Farr runs. Today, that business runs salesperson to salesperson. It will not surprise you that we believe it will ultimately run link to link. And it will be just a much more efficient way and someone will -- an investor will be able to enter an Apollo ecosystem, and decide how to invest and where to invest, in addition to the traditional methods. That does not mean that funds and fundraising are going to disappear quite the contrary. I think this is for a certain set of products and certain set of institutions, but I do think innovation and change are coming to our corner of the industry and (inaudible) welcoming.

Additional Information Regarding the Transaction and Where to Find It

These communications are being made in respect of the proposed transaction involving Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Apollo Global Management, Inc. (“AGM”), AGM and Athene Holding Ltd. (“AHL”). The proposed transaction will be submitted to the stockholders of AGM and the shareholders of AHL for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to the stockholders of AGM and the shareholders of AHL. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND AHL ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and AHL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0540 or IR@apollo.com.

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Copies of the documents filed with the SEC by AHL will be available free of charge under the “Investors” section of AHL’s website located at http://www.athene.com or by contacting AHL’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, AHL, HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on August 16, 2021, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of AHL is set forth in AHL’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and its Form 10-K/a for the fiscal year ended December 31, 2020, which was filed with the SEC on April 20, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of AHL, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

These communications are for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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